Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$392,185	$406,074	$387,380	$328,110	$324,688	$236,839
Income taxes	215,698	230,591	237,317	183,604	160,869	138,551
Fixed charges	158,086	206,089	219,437	246,462	248,664	241,807
Total earnings	$765,969	$842,754	$844,134	$758,176	$734,221	$617,197
Fixed Charges:
Interest expense	$152,346	$201,888	$214,616	$241,995	$244,174	$237,766
Estimated interest portion of annual rents	5,740	4,201	4,821	4,467	4,490	4,041
Total fixed charges	$158,086	$206,089	$219,437	$246,462	$248,664	$241,807
Ratio of Earnings to Fixed Charges (rounded down)	4.84	4.08	3.84	3.07	2.95	2.55